Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
HALF-YEAR PROFIT DOUBLES DESPITE INCREASED COSTS
London, 31 July 2008 - Randgold Resources (LSE:RRS)(NASDAQ:GOLD) boosted its net profit for the six months to June to US$38.4 million (2007: US$19.6 million) in spite of the negative impact of a weakening dollar and rising input costs, the company reported today. Net profit of US$20.2 million for the second quarter was up 11% on the previous quarter and up 196% on the corresponding quarter in 2007.
The profit increase is attributable to higher production at the Loulo gold mine in Mali and at the Morila joint venture, also in Mali, where Randgold Resources took over management control earlier this year, as well as to a higher received gold price. Production at Loulo increased by 11% quarter on quarter and at Morila by 13%. While total cash costs at both operations rose, unit costs were reasonably well contained through increased production and an intensified focus on unit consumption measurements.
Loulo produced 70 100 ounces at a total cash cost of US$496/oz during the quarter (Q1: 63 249 oz @ US$470) despite some operational challenges caused by the delay in ore production from the Yalea underground development. Yalea produced its first ore from development and silling operations in late June with ore production from mining stopes having started in July. Morila produced 113 746 ounces at a total cash cost of US$398/oz (Q1: 101 000 oz @ US$393), with remedial actions instituted by Randgold Resources resulting in improved throughput and recoveries.
In another major development, the company said the latest drilling results from its recently announced Massawa project in Senegal, had confirmed that this was a major discovery. Continued diamond drilling had so far revealed significant grades and widths within two zones, totalling 3.1 kilometres out of the 6.5 kilometres of strike tested to date. “Results also confirmed good continuity in geology and gold mineralisation which supports our view that Massawa is potentially a multi million ounce project and validates our commitment to creating value through exploration and development,” Bristow said.
At the Tongon project in Côte d’Ivoire, currently in the early stages of development as the company’s third mine, continuing infill drilling and follow-up optimisation studies completed during the quarter had resulted in a further increase of 26% in the reserve, which now stands at more than 3 million ounces. Most elements of the new mine’s infrastructure have been settled and tenders from mining contractors are currently being considered.
Chief executive Mark Bristow said the fact that the company had increased its profits - at a time when cost pressures on the mining industry were intensifying — demonstrated its commitment to protecting and improving its margins. “We aim to achieve this by growing our production and by focusing on cost control and efficiency improvement in every aspect of our operations,” he said.
Bristow noted that the company’s strong organic growth prospects continued to be enhanced by the success of its exploration programmes, currently operating in six African countries. In addition to Massawa, its portfolio included a number of other advanced targets, notably Kiaka in Burkina Faso, Tiasso in the Côte d’Ivoire and Faraba near Loulo. These also provided it with an accurate benchmark against which to measure the new business opportunities it continues to evaluate at corporate, project and joint venture levels, he said.
RANDGOLD RESOURCES ENQUIRIES:

Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 779 614 4438	+44 20 7557 7738
+44 779 775 2288	+44 1534 735 333	Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com

REPORT FOR THE QUARTER AND 6 MONTHS ENDED 30 JUNE 2008
*	New drilling confirms significant discovery at Massawa

*	Half year profits almost double

*	Group gold production increases by 12% to 115 598 ounces quarter on quarter

*	Stoping starts at Loulo underground mine

*	Tongon reserves grow by a further 26%

*	Growth prospects from key targets support increased exploration budget
Randgold Resources Limited had 76.2 million shares in issue as at 30 June 2008
SUMMARISED FINANCIAL INFORMATION

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
US$000	2008	2008	2007	2008	2007
Gold sales#	95 230	87 002	66 220	182 232	129 285

Total cash costs*	52 846	45 579	38 029	98 425	73 036

Profit from mining activity*	42 384	41 423	28 191	83 807	56 249

Exploration and corporate expenditure	12 553	13 952	8 594	26 505	15 115

Profit before income tax	26 762	25 489	10 034	52 251	26 259

Net profit	20 236	18 155	6 848	38 391	19 596

Net profit attributable to equity shareholders	17 911	15 966	5 764	33 877	17 182

Net cash generated from operations	11 237	17 096	14 663	28 333	28 230

Cash and financial assets	324 275	336 801	137 313	324 275	137 313

Attributable production+ (ounces)	115 598	103 649	105 393	219 248	214 591

Group total cash costs per ounce*+(US$)	457	440	361	449	340

Group cash operating costs per ounce *+(US$)	409	392	321	401	302

#	Gold sales do not include the non-cash profit/(loss) on the roll forward of hedges.

*	Refer to explanation of non-GAAP measures provided.

+	Randgold Resources consolidates 100% of Loulo and 40% of Morila.
COMMENTS
Gold sales in the June quarter increased by 9% from the March 2008 quarter as well as by 44% over the corresponding quarter in 2007. This was due to increased gold production at both Loulo and Morila resulting from improved grade and recoveries over the comparable periods. At Morila, production increased by 13% quarter on quarter and by 31% on the corresponding quarter of 2007, while at Loulo production increased by 11% quarter on quarter and was in line with the corresponding quarter in 2007. The higher received gold price compared to the corresponding quarter in 2007 also contributed to the higher gold sales.
Total cash costs for the quarter increased from the previous quarter as well from the corresponding quarter in 2007. The effect of the weakening US dollar against the euro and increased consumable input prices, especially oil, continued to impact negatively on costs. These same factors also affected the mining contractor costs and processing costs at both mines. Despite this, unit costs were reasonably well contained with an increased focus on unit consumption measurements and increased production.
Exploration and corporate expenditure decreased to US$12.6 million from US$14 million in the March 2008 quarter due to a decrease in bonus accruals, partially offset by increased drilling expenditure on exploration targets, including Massawa in Senegal, Kiaka in Burkina Faso and Tiasso in Côte d’Ivoire. Exploration work also continues within the Tongon permit. All expenditure incurred directly on the mine development is being capitalised as previously highlighted.
Net profit of US$20.2 million for the current quarter was up 11% from the March 2008 quarter and up 196% from the corresponding quarter in 2007, mainly as a result of the movements mentioned above.
Gold sales for the six months ending 30 June 2008 increased by 41% compared to the six months ending 30 June 2007. This was attributable to an increase in the average gold price received from US$593 during the six months ended 30 June 2007 to an average price received of US$833 during the six months ended 30 June 2008 and increased production at Morila.
Profit from mining increased by 49% during the six months ending 30 June 2008 compared to the corresponding period in 2007, mainly due to the increase in gold price received, increased production as well as stockpile movements at Loulo, partially offset by higher production costs. Ore was taken from the stockpile during the first six months ending 30 June 2007 at Loulo due to the mining contractor being behind schedule, while ore has been added to the stockpile during the six months ending 20 June 2008 at Loulo, in line with the mine plan.
OPERATIONS
LOULO
Loulo produced 70 100 ounces of gold during the quarter at a total cash cost of US$496/oz compared to 63 249 ounces in the previous quarter at US$470/oz. The increase in production was mainly attributable to higher grades at 3.5g/t (3.1g/t in Q1 2008), which were in line with the life of mine plan, plus sustained recoveries offset by slightly lower throughput. Cost pressures associated with the high input prices, especially oil prices, and the weakness of the dollar continued to impact on the operations with the price of diesel increasing by 17% in the current quarter. Payment of delayed rise and fall claims by the mining contractor which were settled during the quarter also added to the increase in costs.
Total tonnes mined were slightly lower than the previous quarter but in line with the plan to ensure maximum throughput and flexibility during the coming rainy season. When compared to the corresponding quarter in 2007, tonnes mined show a significant increase which is attributable to the poor performance of the mining contractor in 2007 together with the current accelerated performance as described above and the drive to ensure maximum flexibility of the pits, given the delay in ore production from the underground.
LOULO RESULTS

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	Ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
	2008	2008	2007	2008	2007

Mining
Tonnes mined (000)	7 074	7846	3 616	14 920	9 323
Ore tonnes mined (000)	953	869	517	1 822	1 174

Milling
Tonnes processed (000)	686	701	683	1 387	1 370
Head grade milled (g/t)	3.5	3.1	3.3	3.3	3.2
Recovery (%)	91.0	90.9	94.6	91.0	94.2
Ounces produced	70 100	63 249	70 660	133 350	138 568
Average price received+ (US$/oz)	782	787	605	784	575
Cash operating costs* (US$/oz)	451	429	304	441	296
Total cash costs* (US$/oz)	496	470	340	483	330

Profit from mining activity* (US$000)	19 970	19 876	18 711	39 847	34 048

Gold sales*+ (US$000)	54 726	49 589	42 755	104 316	79 789

Randgold Resources owns 80% of Loulo with the Government of Mali owning 20%. The Government’s share is not a free carried interest. Randgold Resources has funded the Government portion of the investment in Loulo by way of shareholder loans and therefore controls 100% of the cash flows from Loulo until the shareholder loans are repaid.
Randgold Resources consolidates 100% of Loulo and shows the minority interest separately.

*	Refer to explanation of non-GAAP measures provided.

+	Includes the impact of 17 499 ounces delivered into the hedge at US$429/oz in the quarter ended 30 June 2008, 17 499 ounces delivered at US$429/oz in the quarter ended 31 March 2008 and 19 247 ounces delivered at US$433/oz in the quarter ended 30 June 2007.
MORILA
Morila performed well in the second quarter. Total production was 113 746 ounces, exceeding the first quarter’s production of 101 000 ounces. Total cash costs were US$398/oz compared to US$393/oz in the previous quarter. Availability of slightly higher grades in the pit through increased mining flexibility, better than forecast plant throughput and improved metallurgical recoveries all contributed to this good performance. Total costs were negatively impacted by higher input prices, especially diesel, but increased production ensured cost per ounce remained in line.

MORILA RESULTS

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
	2008	2008	2007	2008	2007

Mining
Tonnes mined (000)	5 029	5 701	5 379	10 730	10 394
Ore tonnes mined (000)	1 211	1 531	791	2 742	1 726

Milling
Tonnes processed (000)	1 088	1 008	1 052	2 096	2 107
Head grade milled (g/t)	3.5	3.4	2.8	3.5	3.3
Recovery (%)	92.9	91.3	91.3	92.2	91.8
Ounces produced	113 746	101 000	86 832	214 746	190 056
Average price received (US$/oz)	890	926	668	907	659
Cash operating costs* (US$/oz)	344	334	355	339	313
Total cash costs* (US$/oz)	398	393	403	395	359

Profit from mining activity* (US$000)	56 035	53 868	23 700	109 900	55 503

Attributable (40% proportionately consolidated)

Gold sales (US$000)	40 504	37 413	23 465	77 916	49 496
Ounces produced	45 498	40 400	34 733	85 898	76 023
Profit from mining activity* (US$000)	22 414	21 547	9 480	43 960	22 201

*	Refer to explanation of non-GAAP measures provided.
The operational team on site settled down under the operatorship of Randgold Resources and has effected correctional actions, through a “back to basics” approach, addressing the issues previously identified.
Infill drilling at a 10 x 10 metre spacing has confirmed the hybrid model developed in the first quarter which had indicated forecast production for the year in the region of 430 000 ounces rather than the previous guidance of 465 000 ounces. Some areas of potential upside were noted and we will continue to look for ways of increasing production. Resource drilling will continue with the aim of completing all areas remaining to be drilled in the pit during the next quarter.
During the quarter, AngloGold Ashanti informed us that they had elected to terminate the sale of their interests in Morila. They have assured us of their commitment to the Morila mine and we look forward to continuing to work with them.
PROJECTS AND EVALUATION
LOULO UNDERGROUND DEVELOPMENT PROJECTS
Yalea
This quarter has seen a marked improvement in advance rates, building on that achieved in the first quarter. A total of 1 048 metres overall advance was achieved compared to 735 metres in Q1, making this the best quarterly performance to date.
The Yalea declines are now at a distance of 940 metres from surface at a vertical depth of 155 metres. Overall development to date for the underground section is 2 401 metres.
During this quarter the focus has been on developing the return airway on the 28 Level heading into ore and developing the access. Emphasis was placed on establishing through ventilation into the first stoping section and starting ore production from this level.
First ore from both development and silling operations was produced from 28 Level in late June and total ore production from this level was 5 605 tonnes at 2.31g/t. Ore production commenced from mining stopes during July and this will contribute increasingly to mill feed in the next quarter.
Development also commenced at the secondary P125 decline. As reported last quarter, this decline system will provide ventilation and backfill access to the Yalea orebody and could possibly enhance the mining potential of the area south of P125.
Installation of steel arches and concrete support continued on the vehicle and conveyor decline section.

Construction work on the permanent water handling system and the concrete tunnels inside the boxcut continued and the conveyor tunnel is now almost complete. Both these projects, as well as the conveyor installation and commissioning, are planned to be finalised during the third quarter of this year.
Gara
Investigation of the optimum positioning of the portal for the Gara underground development was concluded and geotechnical drilling of the chosen entry point approved.
TONGON PROJECT
Results from infill drilling completed during the quarter have been incorporated into a revised mineral resource estimate as follows.
TONGON MINERAL RESOURCES

					Attributable
					ounces
		Tonnes	Grade	Ounces	(81%)
As at 30 June 2008	Category	(Mt)	(g/t)	(Moz)	(Moz)

Northern zone
Open pittable	Indicated	10.16	2.49	0.81	0.66
	Inferred	1.43	2.60	0.12	0.10
Underground	Inferred	4.15	2.80	0.37	0.30

Southern zone
Open pittable	Indicated	28.02	3.04	2.74	2.22
	Inferred	4.72	2.54	0.39	0.32

Total indicated		38.18	2.89	3.55	2.88

Total inferred		10.30	2.65	0.88	0.71

Based on pit optimisation at a gold price of US$650/oz, and practical pit designs, the following reserves have been estimated:
TONGON ORE RESERVES

					Attributable
					ounces
		Tonnes	Grade	Ounces	(81%)
As at 30 June 2008	Category	(Mt)	(g/t)	(Moz)	(Moz)

Northern zone	Probable	7.85	2.37	0.60	0.48
Southern zone	Probable	28.91	2.67	2.48	2.01

Total Probable		36.76	2.60	3.08	2.49

The increase in average grade (over the previous estimate of 2.32g/t) is the result of the improvement in the geological model, as well as notably better grade intersections received in the last round of infill drilling.
Six mining contractors who prequalified will return their bids by 30 July 2008.
Senet have completed most of the design work on the plant. The proposed process plant design is based on well known and established Gravity/CIL technology. It consists of three stage crushing, ball milling, gravity recovery of free gold followed by leaching/adsorption of gravity tailings, elution and gold smelting and tailings disposal. The plant will treat 3.6 million tonnes per annum of oxide, transition and sulphide ores.
Most elements of the infrastructure have now been finalised. The emphasis has been on making the design compact in order to promote operational efficiency and lessen the footprint in an area of fairly intensive agriculture.
Power will be supplied via the Côte d’Ivoire national grid and discussions have been held with CIE and SOPIE (power regulators) over the procedure to build the powerline from Korhogo to the mine site.
Environmental consultants Digby Wells & Associates (DWA) have completed the Environmental Impact Assessment/Environmental Management Plan. No significant obstacle to the project has been identified from the environmental investigation.
At the same time negotiations have been concluded with the Ministry of Mines regarding a Mining Convention to fix the fiscal regime under which the project will operate and we expect to sign the Convention once approval from the Ministry of Finance is obtained.

Conditions inside the country continue to improve and the date of the General Election is still set at 30 November 2008.
EXPLORATION ACTIVITIES
Randgold Resources has made a significant new discovery in Senegal at Massawa. Diamond drilling continued during the quarter where a total of 43 holes for 8 039 metres have been completed to date. This drilling has tested a 6.5 kilometre northeast trending strike extent to a vertical depth of 180 metres. In respect of the northern half of the target (3.65 kilometres) drilling has been completed on 200 metre spaced lines, while the southern half (2.85 kilometres) has been drilled on 400 metre spaced lines. Modelling and interpretation has so far concentrated on the northern 3.65 kilometres where two zones of mineralisation have been identified which both have a sub-vertical dip:
* A central, 1.4 kilometre section, consisting of up to five mineralised units, with the main mineralised unit averaging 17.65 metres in true width at an average grade of 3.42g/t.
* A northern 1.7 kilometre section, consisting of up to three mineralised units, with the main mineralised unit averaging 9.2 metres in true width at an average grade of 4.76g/t.
The mineralisation is open in all directions, with RAB and rock chip sampling indicating extension of the mineralised zones to at least two kilometres northwards.
MASSAWA

	From	To	Interval	Intersection
Hole ID	(m)	(m)	(m)	(g/t)	Including

MWDDH014	30.00	41.30	11.30	5.00	1.00m @ 43.70g/t
	114.60	133.50	18.90	1.06

MWDDH015	26.70	33.70	7.00	3.19
	39.70	44.70	5.00	1.90
	156.20	164.50	8.30	2.30	0.80m @ 12.60g/t

MWDDH016	22.80	47.70	24.90	1.61	1.00m @ 7.81g/t
	119.55	122.40	2.85	3.45	1.20m @ 7.94g/t

MWDDH017	10.70	47.10	36.40	0.48	3.00m @ 1.31g/t
	126.20	136.35	10.15	0.77

MWDDH018	7.70	21.70	14.00	1.55	1.00m @ 11.20g/t
	41.70	45.70	4.00	1.20

MWDDH019	7.70	23.70	16.00	0.94	3.00m @ 14.23g/t
	38.50	53.45	14.95	5.63	0.75m @ 22.00g/t

MWDDH020	20.70	31.70	11.00	5.32	3.00m @ 16.57g/t

MWDDH021	61.70	67.70	6.00	3.96	2.00m @ 11.05g/t

MWDDH023	64.50	94.70	30.20	2.83	5.00m @ 10.00g/t
					2.00m @ 4.40g/t

MWDDH024	40.70	68.70	28.00	2.15	2.00m @ 3.18g/t
					2.70m @ 6.10g/t
					2.10m @ 5.10g/t

MWDDH026	10.70	12.70	2.00	3.40

MWDDH027	76.64	82.00	5.36	1.45	1.20m @ 3.08g/t
	96.20	96.90	0.70	7.80

MWDDH028	148.50	157.80	9.30	3.43	4.30m @ 5.96g/t
	162.20	165.00	2.80	1.57

MWDDH029	152.35	167.15	14.80	6.16	7.00m @ 10.00g/t
	176.70	182.00	5.30	1.25

MWDDH030	99.20	104.20	5.00	0.65	2.00m @ 1.10g/t
	110.20	114.20	4.00	0.53
	148.80	150.80	2.00	1.20

MWDDH031	109.00	112.00	3.00	0.87
	128.50	130.50	2.00	2.22

MWDDH032	98.60	99.80	1.20	6.30
	114.00	115.20	1.20	12.00

MWDDH033	109.00	116.00	7.00	1.52	1.00m @ 4.17g/t
	119.00	135.00	16.00	0.70

MWDDH034	41.10	45.20	4.10	2.39	0.90m @ 6.63g/t
	66.80	86.70	19.90	0.59

MWDDH036	73.50	76.50	3.00	3.15	1.00m @ 8.10g/t

MWDDH038	48.50	66.00	17.50	1.33	4.00m @ 3.00g/t

MWDDH039	198.20	229.00	30.80	5.74	24.65m @ 7.13g/t

MWDDH040	52.00	53.00	1.00	16.00

MWDDH041	81.50	92.70	11.20	1.10
	120.00	125.90	5.90	1.06
	211.10	212.30	1.20	11.10
	247.10	253.10	6.00	2.40

At Bambadji, also in Senegal, fieldwork combined with interpretations of the electro-magnetic airborne geophysical survey has highlighted two mineralised corridors. At Kolya, we have a target that looks very similar to Gara in that it is a folded and fractured quartz tourmaline unit. Rock chip samples have returned assay results up to 10g/t.
Within the Loulo mining permit at Loulo 3, a small oxide resource was mined from the southern area and further drilling and trenching are identifying additional mineable resources. This work has increased our understanding of the styles of mineralisation along the prospective Yalea structure where work to understand the relationship and deeper potential of the Loulo 1, 2 and 3 targets is ongoing. At Baboto, additional diamond drilling intersected the main structure between Baboto North and Baboto Centre, further confirming the size and continuity of the target, albeit with weaker mineralisation. Interpretation and modelling to target conceptual zones of high-grade are a priority at this target.
At Faraba, located within the Loulo district, a 9 hole 2,369 metre, diamond drilling programme was completed along the Faraba target concentrating on the 1.2 kilometre gap area between Faraba Main and Faraba North, to follow-up previous encouraging results. Additionally, one hole was drilled in the south at Bandankoto and one hole was drilled to test the southern extension of a narrow structure which is located to the west of Faraba main. The latest drilling indicates the system is very complex, especially structurally, with intense shearing and transposition of original bedding. Gold assay results return multiple mineralised intercepts with spikes of high grade. All the data is currently being interpreted and modelled to correlate the mineralised units, evaluate the potential and develop future drill programmes.
FARABA

	From	To	Interval	Intersection
Hole ID	(m)	(m)	(m)	(g/t)	Including

FADH004 ext	326.10	327.90	1.80	4.27

FADH023	6.00	10.80	4.80	1.54
	61.20	71.70	10.50	1.76
	75.50	78.00	2.50	1.00
	130.80	134.00	3.20	1.43
	147.40	152.00	4.60	2.14	0.80m @ 8.90g/t
	155.00	161.90	6.90	2.90	1.00m @ 7.76g/t

FADH024	127.00	132.80	5.80	0.94

FADH025	53.40	58.90	5.50	6.91	2.20m @ 31.80g/t
	95.25	104.00	8.75	1.16
	108.90	115.10	6.20	1.19
	133.10	135.00	1.90	1.95
	141.00	143.05	2.05	1.56
	195.45	203.80	8.35	3.46	0.80m @ 13.10g/t,
					1.00m @ 8.30g/t
	227.30	235.90	8.60	4.46	0.80m @ 23.20g/t

FADH027	140.65	141.45	0.80	12.70

FADH031	162.80	164.90	2.10	2.24
	168.20	171.50	3.30	7.53	1.00m @ 22.00g/t
	195.30	205.70	10.40	1.79	0.95m @ 5.34g/t,
					1.05m @ 5.14g/t
	211.80	224.60	12.80	0.94
	226.70	233.00	6.30	2.16	1.10m @ 6.74g/t
	237.10	243.80	6.70	4.67	1.10m @ 22.70g/t
	253.10	257.00	3.90	1.03
	286.00	287.70	1.70	1.05

FADH032	32.60	39.00	6.40	1.70
	46.50	56.85	10.35	1.42
	80.60	90.15	9.55	1.73	1.00m @ 9.70g/t

FADH033	18.60	23.40	4.80	0.56

The two most advanced targets emerging from the regional work in the south of the Loulo permit are showing good potential. At Toronto, work has identified a 1 kilometre long structure based on anomalous intersections in RAB drilling and pitting and a trench result of 28 metres at 1.25g/t from strongly sheared and altered sediments. At the second target, Gounkoto (to the south of P64), work has identified a potential high grade mineralised structure with lithosample results up to 84g/t and a trench intersection of 9.7 metres at 15.26g/t from Yalea-type pink-altered quartzites. Further trenching 1 200 metres along strike to the south is exposing similar lithologies.
Preliminary interpretations and modelling of the newly acquired EM airborne geophysical data over the Loulo district have been completed. This work improves our understanding of the geological and structural framework of the district and highlights large intrusive bodies, extensive folding and large scale boudinage structures. Weak anomalies were also detected over the orebodies and a number of look-alike responses along the known structures in the area are being studied. The interpretation also provided more information on the nature of the extensive iron alteration system in Senegal and across the border in Mali. A target generation exercise will be completed in Q3 to identify targets for follow-up work, including reconnaissance drilling in Q4.
At Morila, we have made progress with the lithostratigraphy of the sedimentary basin which hosts the deposit and identified two major subdivisions consisting of a coarser volcaniclastic package with hypabyssal sills, overlain by a finer grained flysch-type package. Two major intersecting shears play a key role in focussing the ore fluids. A three dimensional interpretation of the basin is being completed to identify targets for diamond drilling in Q4.
In Burkina Faso, a further phase of diamond drilling has been completed at Kiaka and although not significantly adding to the potential of the main zone, results from a hangingwall zone of mineralisation have returned a narrow but higher grade target with a strike length of 2.4 kilometres.

KIAKA		From	To	Interval	Intersection
Hole ID	Zone	(m)	(m)	(m)	(g/t)

KDH19	HW	50.00	76.00	26.00	0.60
	HW	82.00	116.00	34.00	0.64
	MZ	261.00	282.00	21.00	0.65
	MZ	294.00	317.00	23.00	0.58

KDH20	No mineralisation intersected drilled outside of the Kiaka system

KDH21	HW	100.00	111.00	11.00	2.33
	HW	119.00	134.00	15.00	1.01
	HW	156.00	174.00	18.00	1.62
	MZ	193.00	204.00	11.00	0.63

KDH22	HW	2.00	4.00	2.00	84.70
	HW	85.00	93.00	8.00	6.24
	HW	100.00	126.00	26.00	0.76

KDH23	MZ	75.00	80.00	5.00	2.05

KDH24	MZ	115.00	170.00	55.00	0.53
	MZ	200.00	204.00	4.00	5.64
	MZ	210.00	212.00	2.00	1.69
	MZ	232.00	244.00	12.00	0.98
	MZ	313.00	324.00	11.00	0.49
	MZ	342.00	348.00	6.00	0.98

Note :	HW — Hangingwall, MZ — Main zone
A 12 000 metre RAB drilling programme was also completed on targets within the Burkina Faso portfolio. The most encouraging of these are Limsega and Goulanda where broad 3 to 5 kilometre long anomalous corridors are being identified for follow-up work.
In Ghana, work on the targets within the Bole NE permit has returned low grade anomalism associated with folding and shearing, which may represent leakage from blind mineralisation. These targets are being interpreted for conceptual models and in the meantime we are evaluating the other permits.
In Côte d’Ivoire, the resource conversion work has been completed and the emphasis has now moved to evaluating satellite targets in the Nielle permit, where reconnaissance diamond drilling was completed at Tongon East and Poungbe and also on the Tiasso target in the Boundiali permit. At Tongon East, hole TED001 returned encouraging intersections: 8.49 metres at 1.07g/t, 7.20 metres at 2.92g/t and 8.20 metres at 1.83g/t from a 150 metre zone of strong alteration and pyrite mineralisation below a trench returning 61 metres at 2.09g/t. At Poungbe, two diamond drill holes, totalling 304 metres, were completed to test a 1.1 kilometre long, anomalous in gold, structural corridor. The first hole PED001 returned 12.00 metres at 3.79g/t in saprolite from a volcaniclastic protolith. Follow-up work including drilling will be completed in Q4.
At Tiasso, five diamond drill holes totalling 1 397 metres to test the depth potential under mineralised trenches along 2 kilometres were completed. Mineralisation is related to a demagnetised and altered gabbro sill which locates at the contact between a hangingwall package of sediments consisting of conglomerates, sandstones and carbonaceous shales and a footwall package of volcaniclastics. There is strong silification together with iron carbonate alteration of the host gabbro and pyrite is the dominant sulphide. Results received to date returned narrow low grade intersections.
In Tanzania, the results from exploration over the previous year have not met the investment criteria of Randgold Resources and the company has notified African Eagle of its intention to terminate the joint venture agreement on the Miyabi project. A revised generative study is underway to identify new opportunities, with particular emphasis on the Southern Lake Victoria gold belt.
Following on from the excellent results received from Massawa in Senegal and the prospectivity of the Tongon satellites in Côte d’Ivoire, the board has approved an increase in exploration spend of US$1.4 million to the end of the year. This will fund additional drill programmes on both of these projects.
CONSOLIDATED INCOME STATEMENT

	Quarter	Quarter	Quarter	6 months	6 months
	Ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
US$000	2008	2008	2007	2008	2007

REVENUES
Gold sales on spot	103 412	95 841	70 752	199 253	141 235
Loss on matured hedges	(8 182)	(8 839)	(4 532)	(17 021)	(11 950)
Non-cash (loss)/profit on roll forward of hedges	—	—	(2 842)	—	(2 607)

Total revenues	95 230	87 002	63 378	182 232	126 678

Other income	1 030	1 499	255	2 529	422

Total income	96 260	88 501	63 633	184 761	127 100

COSTS AND EXPENSES
Mine production costs	50 127	42 825	30 800	92 952	62 245

Movement in production inventory and ore stockpiles	(6 705)	(6 049)	(472)	(12 754)	(4 212)

Depreciation and amortisation	5 695	5 695	5 821	11 390	11 893

Other mining and processing costs	3 356	3 134	3 214	6 490	6 232

Mining and processing costs	52 473	45 605	39 363	98 078	76 158

Transport and refinery costs	492	742	296	1 234	543

Royalties	5 576	4 927	4 191	10 503	8 228

Exploration and corporate expenditure	12 553	13 952	8 594	26 505	15 115

Other expenses	—	—	1 256	—	1 968

Total costs	71 094	65 226	53 700	136 320	102 012

Finance income	2 696	2 527	2 046	5 223	3 963

Finance costs	(1 100)	(313)	(1 945)	(1 413)	(2 792)

Finance income – net	1 596	2 214	101	3 810	1 171

Profit before income tax	26 762	25 489	10 034	52 251	26 259

Income tax expense	(6 526)	(7 334)	(3 186)	(13 860)	(6 663)

Net profit	20 236	18 155	6 848	38 391	19 596

Attributable to:
Equity shareholders	17 911	15 966	5 764	33 877	17 182
Minority shareholders	2 325	2 189	1 084	4 514	2 414

	20 236	18 155	6 848	38 391	19 596

Basic earnings per share (US$)	0.24	0.21	0.08	0.44	0.25
Diluted earnings per share (US$)	0.23	0.21	0.08	0.43	0.24
Average shares in issue (000)	76 216	76 173	68 863	76 195	68 842

The results have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB on a basis consistent with the annual financial statements.
CONSOLIDATED BALANCE SHEET

	At	At	At	At
	30 Jun	31 Mar	31 Dec	30 Jun
US$000	2008	2008	2007	2007

Assets
Non-current assets
Property, plant and equipment	296 160	278 499	269 896	255 941

Cost	385 076	361 720	347 422	324 373
Accumulated depreciation and amortisation	(88 916)	(83 221)	(77 526)	(68 432)

Deferred taxation	1 698	2 009	2 163	1 041
Long term ore stockpiles	50 888	46 422	43 190	45 724
Receivables	23 975	24 390	22 823	14 568

Total non-current assets	372 721	351 320	338 072	317 274

Current assets
Inventories and stockpiles	67 345	61 029	57 410	35 839
Receivables	44 171	44 669	42 104	40 416
Available-for-sale financial assets	48 950	48 950	48 950	—
Cash and cash equivalents	275 325	287 851	294 183	137 313

Total current assets	435 791	442 499	442 647	213 568

Total assets	808 512	793 819	780 719	530 842

Shareholders’ equity	627 804	604 711	598 799	359 174
Minority interest	12 808	10 483	8 294	7 121

Total equity	640 612	615 194	607 093	366 295

Non-current liabilities
Long term borrowings	1 695	2 228	2 773	45 226
Loans from minority shareholders in subsidiaries	3 379	3 394	3 096	2 829
Deferred taxation	1 451	1 451	1 451	462
Financial liabilities — forward gold sales	38 759	45 943	51 953	42 277
Provision for rehabilitation	11 253	11 171	11 074	9 033

Total non-current liabilities	56 537	64 187	70 347	99 827

Current liabilities
Financial liabilities — forward gold sales	46 322	42 162	33 672	16 636
Current portion of long term borrowings	3 055	3 495	3 647	3 496
Accounts payable and accrued liabilities	52 698	66 082	63 330	44 219
Taxation payable	9 288	2 699	2 630	369

Total current liabilities	111 363	114 438	103 279	64 720

Total equity and liabilities	808 512	793 819	780 719	530 842

Property plant and equipment (at cost) increased by US$37.7 million over the six months to 30 June 2008. The main contributors to the increase are the underground development work at Loulo of US$18 million, power plant expansion of US$3 million, upgrades to the crushing plant of US$2 million and expenditure on the overland conveyor, stockpile and tailings facilities of US$4.6 million. Expenditure related to the Tongon project amounted to US$7 million. It is estimated that a further US$42 million of capital expenditure will be incurred to year end.
The increase in long term ore stockpiles and inventories is a result of increases in stockpiles at both Morila and Loulo in line with the life of mine plans, as well as increases in mining strategic stocks, reagents and grinding media at Loulo, due to increased demand for supplies and insurance spares resulting from the development of the underground mine.
During the six months ended 30 June 2008, the company delivered 34 998 gold ounces into its hedge positions, which reduced the financial instruments liability, given the higher gold price.
The decrease in accounts payable from December 2007 to June 2008 is mainly attributable to the accounts payable balances in December 2007 including accruals related to the equity placing in December 2007, which have subsequently been settled.
The increase in taxation payable balances is due to the increase in the provision for corporate taxes at Morila which were payable during July 2008.

The available-for-sale financial assets consist of auction rate securities (“ARS”) of US$49 million, the bookvalue of which remained unchanged since 31 December 2007. Certain tranches of the ARS investments were downgraded below AAA ratings by different rating agencies since December 2007, although all the ARS investments remain ‘investment grade’ rated by at least one ratings agency. We continue to receive interest on all of the investments. In terms of our IFRS accounting policies, we are required to assess at each balance sheet date whether there is any objective evidence that a financial asset or group of financial assets is impaired and as such we will continue to monitor these investments going forward.
CONSOLIDATED CASHFLOW STATEMENT

	6 months	6 months
	ended	ended
	30 Jun	30 Jun
US$000	2008	2007

Profit before income tax	52 251	26 259
Adjustment for non-cash items	14 303	15 620
Effects of changes in operating working capital items	(33 052)	(7 577)

Receivables	(2 754)	(4 331)
Inventories and ore stockpiles	(17 633)	(5 749)
Accounts payable and accrued liabilities	(12 665)	2 503

Income tax paid	(5 169)	(6 072)

Net cash generated from operating activities	28 333	28 230

Acquisition of property, plant and equipment	(37 654)	(26 534)

Net cash used by investing activities	(37 654)	(26 534)

Proceeds from issue of ordinary shares	1 004	840
Decrease in long term loans	(1 387)	(1 705)
Dividends paid to company’s shareholders	(9 154)	(6 874)

Net cash generated by financing activities	(9 537)	(7 739)

Net (decrease)/increase in cash and cash equivalents	(18 858)	(6 043)
Cash and cash equivalents at beginning of period	294 183	143 356

Cash and cash equivalents at end of period	275 325	137 313

NON-GAAP MEASURES
Total cash costs and cash cost per ounce are non-GAAP measures. Total cash costs and total cash costs per ounce are calculated using guidance issued by the Gold Institute. The Gold Institute was a non-profit industry association comprising leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping where relevant and royalties. Under the company’s accounting policies, there are no transfers to and from deferred stripping.
Total cash costs per ounce are calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces produced for the periods presented. Total cash costs and total cash costs per ounce are calculated on a consistent basis for the periods presented. Total cash costs and total cash costs per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS or US GAAP measures or an indicator of our performance. The data does not have a meaning prescribed by IFRS or US GAAP and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation, amortisation and share-based payments would be included in a measure of total costs of producing gold under IFRS and US GAAP, but are not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash costs per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Randgold Resources believes that total cash costs per ounce are useful indicators to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.

Cash operating costs and cash operating cost per ounce are calculated by deducting royalties from total cash costs. Cash operating costs per ounce are calculated by dividing cash operating costs by gold ounces produced for the periods presented.
Gold sales is a non-GAAP measure. It represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses on hedge contracts which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of these contracts.
Profit from mining activity is calculated by subtracting total cash costs from gold sales for all periods presented.
The following table reconciles total cash costs and profit from mining activity as non-GAAP measures, to the information provided in the income statement, determined in accordance with IFRS, for each of the periods set out below:

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	ended
NON-GAAP	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
US$000	2008	2008	2007	2008	2007

Gold sales on spot	103 412	95 841	70 752	199 253	141 235
Loss on matured hedges	(8 182)	(8 839)	(4 532)	(17 021)	(11 950)

Gold sales	95 230	87 002	66 220	182 232	129 285

Mine production costs	50 127	42 825	30 800	92 952	62 245
Movement in production inventory and ore stockpiles	(6 705)	(6 049)	(472)	(12 754)	(4 212)
Transport and refinery costs	492	742	296	1 234	543
Royalties	5 576	4 927	4 191	10 503	8 228
Other mining and processing costs	3 356	3 134	3 214	6 490	6 232

Total cash costs	52 846	45 579	38 029	98 425	73 036

Profit from mining activity	42 384	41 423	28 191	83 807	56 249

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Total
attribu-
					Accum-	table
	Number of	Share	Share	Other	ulated	to equity	Minority	Total
	ordinary	capital	premium	reserves	profits	share	interest	equity
	shares	US$000	US$000	US$000	US$000	holders	US$000	US$000

Balance – 31 Dec 2006	68 763 561	3 440	213 653	(59 430)	178 400	336 063	4 707	340 770

Movement on cash flow hedges –
Transfer to income statement	—	—	—	11 950	—	11 950	—	11 950
Fair value movement on financial instruments	—	—	—	(916)	—	(916)	—	(916)

Net income recognised directly in equity	—	—	—	11 034	—	11 034	—	11 034
Net profit	—	—	—	—	17 182	17 182	2 414	19 596

Total recognised income/(loss)	—	—	—	11 034	17 182	28 216	2 414	30 630

Share-based payments	—	—	—	929	—	929	—	929
Share options exercised	102 000	5	835	—	—	840	—	840

Exercise of options previously expensed under IFRS 2	—	—	226	(226)	—	—	—	—

Shares vested#	10 102	—	170	(170)	—	—	—	—

Dividend relating to 2006	—	—	—	—	(6 874)	(6 874)	—	(6 874)

Balance – 30 Jun 2007	68 875 663	3 445	214 884	(47 863)	188 708	359 174	7 121	366 295

Balance – 31 Dec 2007	76 140 330	3 809	450 814	(69 391)	213 567	598 799	8 294	607 093

Movement on cash flow hedges –
Transfer to income statement	—	—	—	17 021	—	17 021	—	17 021
Fair value movement on financial instruments				(16 477)	—	(16 477)	—	(16 477)

						Total
						attribu-
					Accum-	table
	Number of	Share	Share	Other	ulated	to equity	Minority	Total
	ordinary	capital	premium	reserves	profits	share	interest	equity
	shares	US$000	US$000	US$000	US$000	holders	US$000	US$000

Net income recognised directly in equity	—	—	—	544	—	544	—	544
Net profit				—	33 877	33 877	4 514	38 391

Total recognised income/(loss)	—	—	—	544	33 877	34 421	4 514	38 935

Share-based payments	—	—	—	2 734	—	2 734	—	2 734

Share options exercised	83 000	4	1 000	—	—	1 004	—	1 004

Exercise of options previously expensed under IFRS 2	—	—	313	(313)	—	—	—	—

Shares vested#	6 594	—	160	(160)	—	—	—	—

Dividend relating to 2007	—	—	—	—	(9 154)	(9 154)	—	(9 154)

Balance – 30 Jun 2008	76 229 924	3 813	452 287	(66 586)	238 290	627 804	12 808	640 612

#	Restricted shares were issued to directors as remuneration. The transfer between “other reserves” and “share premium” in respect of the shares vested represents the cost calculated in accordance with IFRS 2.
FORWARD COMMODITY CONTRACTS
The group’s hedging position at 30 June 2008 is summarised below:

	Forward	Forward sales
	sales	average
MATURITY DATE	Ounces	US$/oz

Year ended 2008	45 498	429.37
Year ended 2009	84 996	434.90
Year ended 2010	41 748	500.38

Total	172 242	449.31

The forward contracts all relate to Loulo, with Morila’s production being completely exposed to spot gold prices. The remaining portion of the hedge book represents approximately 18% of the planned production at Loulo and 13% of the group’s production for the period.
GENERAL
The company’s immediate priorities are the completion of the Yalea underground mine, the development of the Tongon project on schedule and the positioning of Morila for its conversion into a stockpile treatment operation. Cost containment is another major focus area, and in this regard the high grade underground ore from Yalea should help to mitigate the higher input costs and other inflationary pressures. We are therefore confident that the company will continue to build on its achievements in order to meet its forecasts for the full year.
Looking further ahead, the company’s exploration programmes and prospect portfolio provide a solid base for sustained organic growth, with Massawa offering significant medium term potential. In addition, we also continue to evaluate external growth opportunities at corporate, project and joint venture level.

D M Bristow	G P Shuttleworth
Chief Executive	Financial Director
31 July 2008
RANDGOLD RESOURCES NEWS UPDATES
LOULO ON TARGET FOR 2008 PRODUCTION
Loulo has achieved a new record quarterly production of 70 100 ounces in Q2 despite some delays in getting the underground stoping operation underway. How did the Loulo team manage to achieve this, without the expected high grade ore from underground in Q2?
Chief mine planning engineer Onno ten Brinke says that Loulo is a special mine that allows mine planners to be flexible. “At Loulo, we continuously adjust our plans to ensure we meet our targets. It is a very dynamic environment. However, we do this without compromising strategic goals. To compensate for the delayed delivery of underground ore, we have upped production from the open pits but without neglecting stripping, so that we do not encounter problems in feeding the mill in 2009 and beyond. Lower grade ore is stockpiled and higher grade ore is fed preferentially. But, and this is very important, as soon as the high grade ore from underground comes on line later in 2008, the lower grade open pit ore will be blended with it to ensure we remain on line with our original long term plans,” he says.
“Loulo has several pits that it can use to ensure a good blend between stripping and targeting of high grade patches. A smaller satellite deposit, Loulo 3, was mined and fed through the mill in June. The oxide ore at Loulo 3 provided good grade, at a low strip ratio, and near to the plant. Because it was oxide, it could be fed at a higher rate through the mills, thus helping us achieve our target. This was the strategic flexibility Mark Bristow referred to last quarter.”
For the second half of the year, the strategy will remain the same. “We will continue to feed high grade open pit ore, and blend it as much as we can to maintain a well-controlled production aiming to minimise fluctuations and reduce reagent consumption. As soon as the underground starts to produce a steadily increasing ore stream, which we expect to occur later in the third quarter, we will start feeding in more low grade ore to keep on track. Thanks to the great work of the production guys in the plant, mineral resources and mining departments, we remain on track to achieve our 2008 forecast and could even better that,” he says.
Meanwhile, the Yalea underground development at Loulo continued at the pace set in the first quarter, with a record advance of 1 048 metres achieved for Q2 2008.
Underground manager Thinus Strydom says that the development is back on track after the delays experienced during the latter part of 2007. “We have been building up steadily since the beginning of the year with our development results for Q2 showing a good improvement again,” he says.
The twin declines have now been developed to a distance of 940 metres from surface and to a vertical depth of 155 metres. Development work from the previously mined out P125 pit has gone well and this access into the mine will allow for backfill and additional ventilation access at Yalea.
The most significant achievement for Yalea during the past quarter was gaining access to the orebody on 28 Level and producing the first ore from both development and silling operations on this level.
“We started stoping during July and for the remainder of the third quarter the focus will be on getting the section into steady state production. In order to achieve this, the main emphasis will be on installing and commissioning the Yalea underground conveyor belts,” Thinus says.
TONGON RESERVES CONTINUE TO GROW
Randgold Resources has reported a further increase in resources and reserves at the Tongon project in Northern Côte d’Ivoire, with total reserves now exceeding 3 million ounces, as infill drilling continues.
Rod Quick, GM: projects and evaluation, says: “As we continue with our infill drilling programme we have been able to improve on our geological models, allowing us to better define the individual ore zones and thus reduce internal dilution, initially included to conserve continuity. The net result is a more robust and predictable geological model, with less tonnes but significantly higher grade — with gold endowment increasing marginally. In the current escalating cost environment we have rerun our reserves based on the three year average gold price of US$650 per ounce, together with present costs. Total reserves have now passed the three million ounce mark with reserve grade improving by 12% from our previous estimate.”
The current resource and reserve estimates are tabulated below:

				Attributable
	Tonnes	Grade	Gold	ounces
	(Mt)	(g/t)	(Moz)	81% (Moz)
TONGON RESOURCES
Northern zone
Open pit (US$850 shell)
Indicated	10.16	2.49	0.81
Inferred	1.43	2.60	0.12
Sub-total	11.59	2.50	0.93

				Attributable
	Tonnes	Grade	Gold	ounces
	(Mt)	(g/t)	(Moz)	81% (Moz)
Underground (below US$850 shell)
Indicated	—	—	—
Inferred	4.15	2.80	0.37	2g/t cutoff
Sub-total	4.15	2.80	0.37	2g/t cutoff
Northern zone sub-total	15.74	2.58	1.31
Southern zone
Open pit (US$850 shell)
Indicated	28.02	3.04	2.74
Inferred	4.72	2.54	0.39
Southern zone sub-total	32.74	2.97	3.13
Total indicated	38.18	2.89	3.55	2.88
Total inferred	10.30	2.65	0.88	0.71
Total indicated and inferred	48.48	2.84	4.43	3.59

TONGON RESERVES
Northern zone
Probable	7.85	2.37	0.60	0.48
Southern zone
Probable	28.91	2.67	2.48	2.01
Total probable	36.76	2.60	3.08	2.49
“Results from further infill diamond drilling completed during the quarter will be incorporated into the model. Advanced grade control will start in the final quarter of the year after the wet season. This will allow us to drill out the first two years’ production from both pits and move this material into the measured and subsequent proven categories for year end reserve declarations. Having this completed well before mining commences in early 2010 allows us the time to optimise the mining strategy by exploring selective mining opportunities and allows the contractor to correctly size machinery to our mining strategy,” says Rod.
A Randgold Resources construction team has started site establishment at Tongon. Initial objectives include access road upgrading and construction of accommodation. Procurement of sand and aggregate for the upcoming construction programme has also started as well as the creation of an initial water storage dam to collect water for the construction programme. The longest lead time items, the ball mills, have been ordered from Polysius. Upfront activities are in preparation of an early start to the main construction programme at the end of this year’s rainy season in November.
A mining convention has been agreed between Randgold Resources and the Ministry of Mines, outlining the fiscal and legal parameters for the project. The company expects this to be signed once approval has been obtained from the Ministry of Finance. This will clear the way for Randgold Resources to proceed with the Tongon mine as scheduled.
MASSAWA LEADS STRONG PROJECT PACK
by group exploration manager Paul Harbidge
The Randgold Resources resource triangle, which is the tool we use to manage our exploration business, is in a very healthy condition with more than 170 targets across six African countries. The frontrunner is currently Massawa in Senegal, a classic demonstration of a greenfields discovery from regional soil geochemistry to diamond drilling.
We have now confirmed more than six kilometres of bed rock mineralisation at Massawa, and while at this stage drilling is relatively widely spaced at 200 to 400 metres, there is very good continuity in geology and gold mineralisation and the target certainly has all the ingredients we look for in a world class, multi-million ounce deposit.
In addition we have Kiaka in Burkina Faso where we have so far defined a two million ounce potential from a broad low grade zone of gold mineralisation. Recent drilling has highlighted a narrow higher grade hangingwall zone of mineralisation providing further evidence of upside. In Côte d’Ivoire with the majority of the drilling on the Nielle permit having been completed on the Tongon deposit, the focus has shifted from the resource work to evaluating the satellite targets around this deposit, such as Tongon East and Poungbe. We also have a portfolio of five additional permits and in Tiasso on the Boundiali permit we have yet another advanced target jockeying for exploration dollars. At Loulo, our other brownfields exploration site, we have the advanced target of Faraba and two very prospective corridors on the Bambadji permit, adjacent to Loulo but across the border in Senegal. In Kolya we have a Gara lookalike target which will see drilling later in the year. Exploration on satellite targets immediately adjacent to the plant site is paying off with the successful mining of a small oxide resource at Loulo 3 South.

Further trenching and drilling four kilometres away along the Yalea structure at Loulo 2 is identifying additional mineable resources.
Ghana and Tanzania are our generative countries and have started to feed in early exploration targets at the base of the triangle.
Exploration is an integral part of our new business strategy and with a successful history of organic growth, at a reserve discovery cost of around US$13/oz, we have the ideal benchmark for evaluating outside opportunities.
NEW MANAGEMENT STYLE PAYS OFF AT MORILA
Randgold Resources took over the day-to-day management of operations at Morila halfway through the past quarter. What difference has it made? Samba Touré, chief executive of the mine says: “Well, of course we are used to the Randgold style, they have always been closely involved in the strategic management at Morila. What is very different now is the focus on the details of the day-to-day operations. They have involved the mine management much more closely in decision making and really drive us to take responsibility for our actions and deliver on our promises.”
The first major initiative was a “back to basics” approach which has focused on poor maintenance and a lack of short interval controls. Close communication with suppliers of critical equipment was re-instituted.
“The first fruits of the change in style are starting to show. Since the beginning of the year our plant recoveries have shown a significant increase from 90.80% to 92.80%. At the same time, due to improvements made in the recovery circuits, we have been able to drop costs. Looking into the future, we’ve got a well-equipped team on the mine and they will focus on further cost reductions by optimising consumption of reagents and fuel and by optimising supply routes. At the same time there is a push to fully optimise plant performance through continuous maintenance and productivity measures aimed at further improving throughput in the plant,” he says.
Much effort is also going into optimising labour and community relations by establishing transparent relationships with employees, unions, communities and other stakeholders. Commitment to exploration continues and will continue until the final closure of the mine. Concurrent with this is the implementation of a phased closure plan designed to minimise the adverse impacts of closure and maximise the opportunities this presents to local and national communities.
A FOCUS ON PROFITS MEANS A FOCUS ON COSTS
by CFO Graham Shuttleworth
Not everything about rising commodity prices is beneficial to the mining sector, as shown by the number of gold mining companies reporting poorer quarterly profits despite the price of the metal being at peak levels.
Labour, steel, fuel, power, consumables, chemical reagents, explosives and tyres form a relatively large part of the operating costs of any mining company and the price of all these items has increased considerably over the last three years. Most mining companies are looking to expand production during the current global commodities boom, which has significantly increased demand for all of these key inputs and led to price rises. But all three of the main input factors - people, power and procurement — have come under pressure, with a shortage of skilled labour, high diesel costs, including the knock-on effect on all other supplies, and historically long lead times and high prices on mining equipment orders.
The reality of the situation is that the mining companies cannot control the current wave of price increases they have to contend with. The strategy therefore has had to shift to the areas where management can control costs, namely consumption.
In dealing with this situation we have installed cost awareness programmes at all our operations and are focusing on efficiencies all the way through the production process. This strategy starts at the pit face with ensuring optimal equipment availability and utilisation, as well as haul road maintenance and optimal powder factors. In the metallurgical process, the focus is on ensuring that the chemical reagents are added optimally to ensure maximum recoveries. Control therefore shifts away from the traditional comparison of costs to budget to consumption units measured to budget. Unit costing becomes an important measure. The high cost of diesel has impacted on the cost of power generation and forced management to review power consumption and operating procedures. Alternate fuels such as Heavy Fuel Oil (HFO) are being evaluated. Forecasting accurately is the key to getting this right and is being used as a tool to allow appropriate proactive action with regard to procurement strategy, in order to lock in prices and limit increases.

Significantly, at the Tongon mine in Côte d’Ivoire, access to the grid should provide power at less than a third of the cost of generation in Mali.
We want to ensure that despite the cost pressures, our margins are increasing in the current higher gold price environment. We simply do not accept that cost increases are inevitable and so there’s a zero based approach in justifying expenditure, which has resulted in us keeping costs in absolute terms below the average inflationary increases we have seen in the industry. The ultimate defence against rising unit costs is to produce more ounces, which we expect to benefit from as we move into the higher grade underground mines at Loulo.
Registered office: La Motte Chambers, La Motte Street, St Helier, Jersey JE1 1BJ, Channel Islands
Web-site: www.randgoldresources.com
Registrars: Computershare Investor Services (Channel Islands) Limited, P.O. Box 83, Ordnance House, 31 Pier Road, St Helier, Jersey JE4 8PW, Channel Islands
Transfer agents: Computershare Services PLC, P.O. Box 663, 7th Floor, Jupiter House, Triton Court, 14 Finsbury Square, London EC2A 1BR
Investor and media relations: For further information contact Kathy du Plessis on Telephone +44 207 557 7738 e-mail: randgoldresources@dpapr.com
DISCLAIMER: Statements made in this document with respect to Randgold Resources’ current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila and Loulo, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such risk factors refer to the annual report on Form 20-F for the year ended 31 December 2007 which was filed with the United States Securities and Exchange Commission (the ‘SEC’) on 25 June 2008. Randgold Resources sees no obligation to update information in this release. Cautionary note to US investors; the ’SEC’ permits companies, in their filings with the ‘SEC’, to disclose only proven and probable ore reserves. We use certain terms in this release, such as “resources”, that the ‘SEC’ does not recognise and strictly prohibits us from including in our filings with the ‘SEC’. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.